NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 29, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 18, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On September 18, 2023, Takung Art Co. Ltd. completed its previously announced redomestication transaction (the "Transaction"), which included (the merger (the "Merger") of Takung Art Co. Ltd. with and into NFT Limited, with NFT Limited surviving, and following the completion of the Merger, the migration of Takung Art Co. Ltd. out of Delaware and its domestication as NFT Limited, a Cayman Islands corporation. As a result of the Transaction, all common shares in Takung Art Co. Ltd. (the "Takung Art Co. Ltd. Common Shares") were canceled and exchanged for Class A Ordinary shares in NFT Limited on a one-for-one basis. Former holders of Takung Art Co. Ltd. common shares now hold one share of Class A Ordinary of NFT Limited. This Form 25 is only for the removal from listing on the NYSE of the Common Shares of Takung Art Co. Ltd. (Old), and not a termination of the registration of the Class A Ordinary shares of NFT Limited. (New) under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 18, 2023.